

September 10, 2010

Via Facsimile (804) 780-0643

Mr. Samuel M. Hopkins, II
Vice President and Chief Accounting Officer
James River Coal Company
901 E. Byrd Street, Suite 1600
Richmond, Virginia 23219

> **Re:** **James River Coal Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 0-51129**

Dear Mr. Hopkins:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director